Exhibit 99.2

ASML - Summary Consolidated Statements of Operations(1)


                                                                           Three months ended
                                                                       March 28,        March 27,
                                                                            2004             2005
(Amounts in thousands EUR except per share data)
---------------------------------------------------------------------------------------------------

                                    Net sales                            453,485          684,680
                                Cost of sales                            307,516(2)       410,566
---------------------------------------------------------------------------------------------------
                        Gross profit on sales                            145,969          274,114

               Research and development costs                             74,663           84,971
             Research and development credits                             (4,822)          (5,472)
 Selling, general and administrative expenses                             47,707           50,761
                       Restructuring expenses                             (5,862)               -
---------------------------------------------------------------------------------------------------
                               Total expenses                            111,686          130,260

                             Operating income                             34,283          143,854
               Interest income (expense), net                             (4,058)          (4,601)
---------------------------------------------------------------------------------------------------
                   Income before income taxes                             30,225         139, 253
                   Provision for income taxes                             (9,672)         (38,991)
---------------------------------------------------------------------------------------------------

                                   Net income                             20,553          100,262

         Basic net income per ordinary share:                               0.04             0.21
       Diluted net income per ordinary share:                               0.04(3)          0.20(4)

Number of ordinary shares used in computing per share amounts
(in thousands):
                                        Basic                            482,867          483,787
                                      Diluted                            485,383(3)       542,348(4)





1.) Except for balance sheet data as of December 31, 2004, all figures are unaudited.
2.) Includes positive adjustment of EUR 2.7 million for restructuring charges. 3.) The calculation of the diluted net income per ordinary shares does not assume conversion of ASML's outstanding Convertible Subordinated Bonds, as such conversions would have an anti-dilutive effect.
4.) The calculation of the diluted net income per ordinary shares assumes conversion of ASML's outstanding Convertible Subordinated Bonds, as such conversions would have a dilutive effect ((57,388 (000) weighted average equivalent number of ordinary shares).

ASML - Ratios and Other Data(1)
                                                          Three months ended
                                                     March 28,        March 27,
                                                          2004             2005
--------------------------------------------------------------------------------

  Gross profit on sales as a % of net sales               32.2             40.0
       Operating income as a % of net sales                7.6             21.0
             Net income as a % of net sales                4.5             14.6
Shareholders' equity as a % of total assets               39.1             44.3
               Sales of new systems (units)                 42               50
              Sales of used systems (units)                 16                9
             Sales of systems total (units)                 58               59
                Backlog new systems (units)                135               92
               Backlog used systems (units)                 28               15
              Backlog systems total (units)                163              107
                        Number of employees              5,005            5,038






ASML - Summary Consolidated Balance Sheets(1)
                                                 March 28,       June 27,      Sep. 26,      Dec. 31,     March 27,
                                                      2004           2004          2004          2004          2005
(Amounts in thousands EUR)
-------------------------------------------------------------------------------------------------------------------
  ASSETS
                    Cash and cash equivalents     1,152,022     1,235,611     1,315,758     1,228,130     1,319,651
                     Accounts receivable, net       317,368       396,721       397,064       503,153       483,898
                             Inventories, net       599,110       591,146       685,969       717,688       728,378
                         Other current assets       237,919       198,972       165,276       230,346       223,768
-------------------------------------------------------------------------------------------------------------------
                         Total current assets     2,306,419     2,422,450     2,564,067     2,679,317     2,755,695

                           Deferred tax asset       335,262       336,059       330,784       201,100       210,818
                                 Other assets        32,274        31,358        30,071        27,840        41,267
                            Intangible assets        13,660        12,727        34,919        31,818        29,772
                Property, plant and equipment       326,135       321,577       315,487       303,691       310,316
-------------------------------------------------------------------------------------------------------------------
                                 Total assets     3,013,750     3,124,171     3,275,328     3,243,766     3,347,868
  LIABILITIES AND SHAREHOLDERS' EQUITY
                          Current liabilities       776,389       832,980       923,080       813,141       765,668
               Convertible subordinated bonds       862,292       856,038       848,350       802,810       825,041
      Long term debt and deferred liabilities       196,280       194,736       215,611       236,213       274,498
                         Shareholders' equity     1,178,789     1,240,417     1,288,287     1,391,602     1,482,661
-------------------------------------------------------------------------------------------------------------------
   Total liabilities and Shareholders' equity     3,013,750     3,124,171     3,275,328     3,243,766     3,347,868


ASML - Summary Consolidated Statements of Cash Flows(1)


                                                                           Three months ended
                                                                       March 28,        March 27,
                                                                            2004             2005
(Amounts in thousands EUR)
-------------------------------------------------------------------------------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
                                   Net income                             20,553          100,262
                Depreciation and amortization                             25,734           22,367
     Change in tax assets and tax liabilities                              4,619           38,353
             Change in assets and liabilities                             59,807          (57,120)
-------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities(5)                          110,713          103,862

  CASH FLOWS FROM INVESTING ACTIVITIES:
                         Capital expenditures                            (11,296)         (22,756)
                   Other investing activities                             11,891            1,510
-------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities(5)                       595          (21,246)

-------------------------------------------------------------------------------------------------------
           Net cash provided by operating and
                         investing activities                            111,308           82,616

  CASH FLOWS FROM FINANCING ACTIVITIES:
         Redemption and/or repayment of loans                               (304)            (282)
                 Proceeds from share issuance                              7,678            2,250
-------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                              7,374            1,968

                                Net cash flow                            118,682           84,584
  Effect of changes in exchange rates on cash                              5,534            6,937
-------------------------------------------------------------------------------------------------------
    Net increase in cash and cash equivalents                            124,216           91,521


5.) ASML has re-evaluated its cash flow presentation and has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to inventory of machinery and equipment relating to demonstration and training systems is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore has amended its classification of these cash flows for the three months ended March 28, 2004 to classify both the initial cash outflows and ultimate cash inflows entirely as cash flows from operations. The net effect of these amendments on ASML's cash flows from operating and investing activities in the aggregate is zero. In the earnings release of Q1 2004, ASML reported for the three month period ended March 28, 2004 EUR 108,870 of cash flows provided by operating activities and EUR 2,438 of cash provided in investing activities.


ASML - Quarterly Summary Consolidated Statements of operations(1)


                                                                    Three months ended,
                                                  March 28,      June 27,      Sep. 26,      Dec. 31,     March 27,
                                                       2004          2004          2004          2004          2005
(Amounts in millions EUR)
------------------------------------------------------------------------------------------------------------------------
                                    Net sales         453.5         616.2         610.5         785.1         684.7
                                Cost of sales         307.5         396.7         378.2         477.3         410.6
------------------------------------------------------------------------------------------------------------------------
                        Gross profit on sales         146.0         219.5         232.3         307.8         274.1

Research and development costs, net of credits         69.8          68.7         117.6(6)       74.8          79.4
 Selling, general and administrative expenses          47.7          50.3          51.5          52.1          50.8
                       Restructuring expenses          (5.8)            -             -             -             -
------------------------------------------------------------------------------------------------------------------------
                               Total expenses         111.7         119.0         169.1         126.9         130.2

                             Operating income          34.3         100.5          63.2(6)      180.9         143.9
               Interest income (expense), net          (4.1)         (4.4)         (3.0)         (4.6)         (4.6)
------------------------------------------------------------------------------------------------------------------------
                   Income before Income taxes          30.2          96.1          60.2         176.3         139.3
                   Provision for income taxes          (9.7)        (30.7)        (19.3)        (67.7)        (39.0)
------------------------------------------------------------------------------------------------------------------------
                                   Net income          20.5          65.4          40.9(6)      108.6         100.3


6.) ASML, Nikon Corporation and Carl Zeiss SMT AG agreed to a comprehensive settlement of legal proceedings and cross-license of patents related to lithography equipment. This agreement resulted in:
     - an increase of EUR 48.8 million in our Research and Development costs and consequently a decrease in operating income; and
     -   a decrease of EUR 33.1 million in Net income.


ASML - Quarterly Summary Ratios and other data(1)

                                                                         Three months ended,
                                                  March 28,      June 27,      Sep. 26,      Dec. 31,     March 27,
                                                       2004          2004          2004          2004          2005
------------------------------------------------------------------------------------------------------------------------
    Gross profit on sales as a % of net sales          32.2          35.6          38.1          39.2          40.0
         Operating income as a % of net sales           7.6          16.3          10.4          23.0          21.0
               Net income as a % of net sales           4.5          10.6           6.7          13.8          14.6
  Shareholders' equity as a % of total assets          39.1          39.7          39.3          42.9          44.3
                 Sales of new systems (units)            42            57            55            62            50
                Sales of used systems (units)            16            15            16            19             9
               Sales of systems total (units)            58            72            71            81            59
                  Backlog new systems (units)           135           147           162           119            92
                 Backlog used systems (units)            28            27            21            12            15
                Backlog systems total (units)           163           174           183           131           107
   Value of backlog new systems (EUR million)         1,293         1,723         2,000         1,664         1,316
  Value of backlog used systems (EUR million)            64            77            53            27            61
 Value of backlog systems total (EUR million)         1,357         1,800         2,053         1,691         1,377
                          Number of employees         5,005         5,043         5,042         5,071         5,038


ASML - Notes to the Summary Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America ("U.S. GAAP"). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the summary consolidated financial statements. The accompanying consolidated financial statements are stated in thousands of euros ("EUR").

Principles of consolidation
The consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.




"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.